EXHIBIT 2


                                                                  EXECUTION COPY

                                SECOND AMENDMENT
                                       TO
                          AGREEMENT AND PLAN OF MERGER


     This SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER dated as of October 16, 1998 (hereinafter referred to as this "Agreement") is made and entered into by and between Property Capital Trust, a Massachusetts business trust (the "Trust"), and Maryland Property Capital Trust, Inc., a Maryland corporation (the "Corporation").

                                    RECITALS

     A. The parties hereto entered into an Agreement and Plan of Merger on June 18, 1998 (the "Original Agreement").

     B. The Original Agreement was amended by the parties hereto on August 7, 1998 (the "First Amendment").

     C. The parties hereto desire to amend the Original Agreement and the First Amendment as provided herein.

     NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Trust and the Corporation hereby agree as follows:

     1. The parties acknowledge that the Investment Agreement (the "Investment Agreement"), dated as of June 18, 1998 and amended August 7, 1998, by and among Framingham York Associates Limited Partnership, a Massachusetts limited partnership ("FYA"), the Trust and the Company is being amended by the parties thereto on the date hereof. All references to the Investment Agreement contained in the Original Agreement, the First Amendment or this Agreement shall be deemed to include the amendment to the Investment Agreement executed on the date hereof as well as any subsequent amendment to such agreement. The reference in paragraph I of the recitals in the Original Agreement to "331,672 shares of common stock of the Corporation" is hereby changed to "319,489 shares of common stock of the Corporation" and the reference to "Additional Shares" in said paragraph I is hereby deleted.

     2. Section 4.1(a) is hereby amended to read in its entirety as follows:

     "(a) At the Effective Time, each share of beneficial interest, no par value per share, of the Trust (the "Shares") outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Trust, the Corporation or the holders of any of the securities of either entity, be converted into the right to receive:

     (i) a cash payment equal to the quotient obtained by dividing the algebraic sum of:

              (w) all cash and cash equivalents held by the Trust on the Effective Date, including rent and interest received in respect of the land underlying the Cincinnati Marriott and the subordinate leasehold mortgages thereon (the "Cincinnati Property"), PLUS

              (x) the proceeds from the sale of the Cincinnati Property, if such property is sold by the Effective Date but the proceeds of such sale have not been distributed, net of all expenses reasonably related thereto except overhead and similar expenses, MINUS
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              (y) the aggregate amount that the Trust is obligated to repay to
              The Beal Companies Inc. pursuant to Section 1.2(b)(iii) of the Investment Agreement; MINUS

              (z) the aggregate amount payable pursuant to the Rights Agreement dated September 28, 1990 between the Trust and State Street Bank and Trust Company (the "Rights Agreement") upon termination thereof, including amounts due in connection with the redemption of all outstanding preemptive or similar rights to subscribe for shares of capital stock of the Trust or any successor of the Trust, including the Company, by the number of shares of the Trust outstanding on the Effective Date (together, the "Cash Consideration");

     (ii) one-sixtieth of a share of the common stock, par value $.01 per share, of the Corporation (the "Corporation Common Stock"); and

     (iii) one Contingent Payment Right (as defined below) (the Cash Consideration, the Corporation Common Stock and the Contingent Payment Right are collectively referred to as the "Merger Consideration").

     3. Section 4.2(e) of the Original Agreement is hereby deleted and replaced with the following:

     "No fractional shares of Corporation Common Stock shall be issued pursuant hereto. Each holder who would receive a fractional share of Corporation Common Stock less than 0.5 of a share of Corporation Common Stock shall receive no Corporation Common Stock in respect of such fraction and each holder who would receive a fractional share of Corporation Common Stock equal or greater to 0.5 shall receive one (1) share of Corporation Common Stock in respect of such fraction."

     4. The parties agree that no cash shall be paid in lieu of fractional shares of Corporation Common Stock and any references contained in the Agreement to such cash shall hereby have no further force or effect. References in Sections 4.1(c), 4.2(a), 4.2(b) and 4.2(d) of the Original Agreement to "cash in lieu of fractional shares" is hereby deleted. The reference in Section 4.1(c) to
Section 4.2(e) is hereby deleted

     5. Section 5.3 of the Original Agreement is hereby deleted and replaced with the following:

     "Section 5.3 Merger Agreement. The Contribution and Merger Agreement by and between Property Capital Trust Limited Partnership, a Massachusetts limited partnership ("PCT LP"), and FYA pursuant to which PCT LP shall merge into FYA shall have been executed."

     6. Section 6.1 of the Original Agreement is hereby deleted and replaced with the following:

     "Section 6.1 No Modification. The Surviving Corporation's Charter, the Surviving Corporation's By-laws and the operating partnership agreement (the "Partnership Agreement") of FYA to be in effect immediately after the merger of PCT LP into FYA pursuant to Article 2 of the Contribution and Merger Agreement by and between PCT LP and FYA shall each contain provisions with respect to indemnification incorporating the terms and conditions set forth in Section 6.2 hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at or before the Effective Time were trustees, officers, employees, shareholders or agents of the Trust, unless such modification is required by law."

     7. Section 6.2 of the Original Agreement is hereby amended to (i) replace all references to "PCT LP" with references to "FYA as the surviving partnership after the merger of PCT LP into FYA" and (ii) add to all references to "the Surviving Corporation" a reference to "and/or FYA, as applicable."

     8. The parties hereby ratify and confirm that they continue to be bound by the terms and provisions of the Original Agreement and the First Amendment which, except as expressly modified hereby, shall continue in full force and effect.

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     9. This Agreement may be executed in counterparts, each of which shall be deemed an original of all which, when taken together, shall be deemed one and the same instrument.

     10. Any terms used herein and not defined shall have the meanings ascribed to such terms in the Original Agreement.


     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                        PROPERTY CAPITAL TRUST


                                        By:______________________________
                                           Robert M. Melzer, President and Chief
                                           Executive Officer


                                        MARYLAND PROPERTY CAPITAL TRUST,
                                        INC.

                                        By:______________________________
                                           Robert L. Beal,
                                           Secretary

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